November 29, 2006	TSX: QC AMEX/AIM: QCC

QUEST ANNOUNCES APPOINTMENT OF
CHIEF OPERATING OFFICER

Vancouver, British Columbia - Quest Capital Corp. ('Quest' or the 'Company'), is pleased to announce that seasoned mortgage banker, Kenneth Gordon, has joined the Company as Chief Operating Officer (“COO”). Mr. Gordon has over 30 years of Canadian and international mortgage lending experience, including, five years (2001-2006) as Vice President of MCAP (Caisse de depot et placement du Quebec) where he was responsible for all interim and construction mortgage lending; and eight years (1993-2001) as Vice President of Mortgage Investments and then President of Aylmer & Sherbrooke Investments Inc., which is the fully owned mortgage corporation of the McGill University Pension Fund.

Mr. Gordon has served on the executive committee of the Mortgage Bankers Association of America and has a mortgage broker’s license both in Quebec and British Columbia. He has also served as a director for the Quebec chapter of the Appraisal Institute of Canada and as Vice Chairman of the Saskatchewan section of the Trust Companies Association of Canada. In addition, he holds a CRE designation from the Counsellors of Real Estate, a CRA designation from the Appraisal Institute of Canada and a FRICS designation from the Royal Institute of Chartered Surveyors.

In his new position, Mr. Gordon will be responsible for managing the Company’s real estate lending operations and the expansion of Quest’s mortgage lending activities.

"I am delighted that Ken has agreed to join Quest in this newly created COO executive role”, said Company Chairman, Robert Buchan. “The driving force behind Quest’s growth is its mortgage lending business and this appointment strengthens our senior management team as we diversify geographically and expand our scope of operations. Ken's proven leadership, national development experience and relationships within the mortgage lending business will further enable us to capitalize on growth opportunities”.

About Quest

Quest Capital Corp. is a merchant bank that focuses on providing financial services, specifically mortgages and bridge loans. Quest’s primary expertise is providing asset backed loans to companies in real estate, manufacturing and resource sectors. Quest complements its lending business by providing corporate finance services through its wholly owned subsidiary, Quest Securities Corporation.

For more information about Quest, please visit our website (www.questcapcorp.com) or contact:
A. Murray Sinclair Managing Director Tel: (604) 689-1428 Toll free: (800) 318-3094	Mark Monaghan Vice President (416)-367-8383

Forward Looking Statements

Statements contained in this news release that are not historical facts are forward-looking statements that involve various risks and uncertainty affecting the business of Quest. Actual results realized may vary materially from the information provided in this release. As a result, there is no representation by Quest that actual results realized in the future will be the same in whole or in part as those presented herein.